Exhibit 3.3

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION

OF

DORIAN LPG LTD.

PURSUANT TO SECTION 90 OF

THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, John C. Hadjipateras, as the Chief Executive Officer of Dorian LPG Ltd., a corporation incorporated under the laws of the Republic of the Marshall Islands on July 1, 2013 (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify that:

1.                                      The name of the Corporation is: Dorian LPG Ltd.

2.                                      The Articles of Incorporation were filed with the Registrar of Corporations on the 1st day of July, 2013.

3.                                      Section D of the Articles of Incorporation is hereby amended by adding the following paragraph:

“(c)                           Reverse Stock Split.  Effective with the close of business on April 25, 2014, the Corporation shall effect a one-for-five reverse stock split as to its issued and outstanding shares of common stock, par value $0.01 per share.  No fractional shares shall be issued and, in lieu thereof, holders of the Corporation’s common stock, par value $0.01 per share, shall receive a cash payment in the amount equal to the fraction to which the holder would otherwise be entitled to multiplied by the closing price of the Corporation’s common stock on the Norwegian Over the Counter Market on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Corporation’s Board of Directors.  As a result of the reverse stock split, the number of issued and outstanding shares of the Corporation’s common stock, par value $0.01 per share, shall decrease from 248,888,640 to 49,777,710.  The reverse stock split shall not change the number of registered shares of common stock, par value $0.01 per share, the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation is hereby reduced from $2,488,886.40 to $497,777.10 and the reduction of $1,991,109.30, is allocated to surplus.”

4.                                      All of the other provisions of the Articles of Incorporation shall remain unchanged.

5.                                      This amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the meeting of shareholders of the Corporation held on April 2, 2014.

6.

[REMAINDER OF PAGE LEFT BLANK]

IN WITNESS WHEREOF, I have executed this Amendment to the Articles of Incorporation on this 25th day of April, 2014.

/s/ John Hadjipateras
Name:	John Hadjipateras
Title:	Chief Executive Officer